Contact

www.linkedin.com/in/patricia-e-patti-glovsky-a0219 (LinkedIn)
www.polygoncapital.com (Other)
www.polygoncapital.com (Company)
www.polygoncapital.com (Personal)

Top Skills

Private Equity
Venture Capital
Hedge Funds

Languages

Japanese
German

Patricia E. (Patti) Glovsky

Managing Partner & Founder at Polygon Capital, LLC Principal at Eaton Square

Sausalito, California, United States

Experience

Polygon Capital, LLC / Polygon Capital Advisors, LLC

Managing Partner & Founder
January 1998 - Present (25 years 11 months)
Sausalito, CA & Washington, DC

Eaton Square

Principal
February 2018 - Present (5 years 10 months)
San Francisco Bay Area

Managing Partner & Founder at Polygon Capital, LLC and Polygon Capital Advisors, LLC and Principal at Eaton Square

Zed Medical, Inc.

CFO
July 2019 - Present (4 years 5 months)
Livermore, California, United States

SapientX

Member Board Of Directors
June 2020 - Present (3 years 6 months)
Silicon Valley, California, United States

Global Social Venture Competition

Judge
March 2006 - April 2010 (4 years 2 months)
Haas School of Business / UC Berkeley

East Peak Advisors

Managing Director
2006 - 2008 (2 years)

Saints Capital

Managing Director
2003 - 2004 (1 year)

MILCOM

Managing Partner and West Coast General Manager

2000 - 2001 (1 year)

San Francisco, CA

Bear Stearns

Research Analyst

1994 - 1995 (1 year)

Oppenheimer & Co

Corporate Finance Associate

1988 - 1990 (2 years)

Kidder Peabody

Corporate Finance Associate

1986 - 1988 (2 years)

New York, New York

Investment Banking Associate. Supported senior bankers with execution of debt and equity offerings, mergers & acquisitions and private placements

Education

Massachusetts Institute of Technology - Sloan School of Management

MS/MBA, Business · (1984 - 1986)

Harvard University

Asian Studies · (1975 - 1979)

Wellesley College

BA, Asian Studies, Economics · (1974 - 1978)

St. Paul's School

 · (1971 - 1974)